


08003310

# Johnson Matthey

June 5, 2008

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

**VIA CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**
# 7004 2890 0002 4356 3922
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

**PROCESSED**

JUN 2 0 2008

**THOMSON REUTERS**

**SUPPL**

Re: **Johnson Matthey PLC - File No. 82-2272**

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.      **Notification of Transactions of Directors/Persons        22 May 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosure
cc:     S. A. Farrant (w/o encl.)
        A. Purtill (w/o encl.)

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE

Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998   TEL: (610) 971-3131,  FAX: (610) 971-3022

# NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1.      Name of the issuer:

      Johnson Matthey plc

2.      State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

      In accordance with DTR 3.1.2R

3.      Name of person discharging managerial responsibilities/director:

      N A P Carson
      P N Hawker
      D W Morgan
      L C Pentz
      J N Sheldrick
      S Farrant
      W F Sandford
      I F Stephenson
      N Whitley



4.      State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

      No

5.      Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

      In respect of holdings of the persons named in 3 above

6.      Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

      Ordinary Shares of £1 each

7.      Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

      Computershare Trustees Limited

8.      State the nature of the transaction:

      Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9.      Number of shares, debentures or financial instruments relating to shares acquired:

      N A P Carson     18
      P N Hawker     18

|              |    |
|--------------|----|
| D W Morgan   | 18 |
| L C Pentz    | 21 |
| J N Sheldrick| 18 |
| S Farrant    | 18 |
| W F Sandford | 18 |
| I F Stephenson | 18 |
| N Whitley    | 18 |

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£19.0144

14. Date and place of transaction:

21 May 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

|                |        |
|----------------|--------|
| N A P Carson   | 95,746 |
| P N Hawker     | 15,671 |
| D W Morgan     | 40,879 |
| L C Pentz      | 18,953 |
| J N Sheldrick  | 97,231 |

16. Date issuer informed of transaction:

22 May 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20.      Description of shares or debentures involved (class and number):

N/A

21.      Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22.      Total number of shares or debentures over which options held following notification:

N/A

23.      Any additional information:

N/A

24.      Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 May 2008

